Brandcasters, Inc.
Balance Sheet
As of December 31, 2021

ASSETS	
Cash and Cash Equivalents	54,197.26
Inventory	5,883.14
Prepaid Expenses	16,309.51
Total Current Assets	*76,389.91*
Fixed Assets	
Accumulated Depreciation	(5,668.52)
Fixtures & Equipment	15,103.85
Total Fixed Assets, net	*9,435.33*
Security Deposit	2,550.00
TOTAL ASSETS	$ **88,375.24**
LIABILITIES AND EQUITY	
Accounts Payable and Accrued Expenses	12,918.77
Fundbox LOC	13,359.04
QB Financing	60,000.00
SBA Loan	745,100.00
Prepaid Episode (Holding Acct)	301,320.00
Total Liabilities	*1,132,697.81*
Equity	
Common Stock	90,950.00
Retained Earnings	(1,135,272.57)
Total Equity	*(1,044,322.57)*
TOTAL LIABILITIES AND EQUITY	$ **88,375.24**

/Tracy L. Hazzard/
Certified by Tracy L. Hazzard
Brandcasters, Inc. CEO
April 28, 2022

Brandcasters, Inc.
Profit and Loss, Unreviewed
For Year Ending December 31, 2021

Sales	1,225,771.38
Cost of Goods Sold	551,839.18
Gross Profit	*$ 673,932.20*
Operating Expenses	
Advertising& Marketing	58,651.66
Accounting/Bookkeeping	11,610.00
Bank Service Fees	7,278.25
Payroll Expenses	79,431.94
Supplies	9,467.31
Telephone & Internet	5,573.81
Web Services/Computer Supplies	50,213.95
Office & Rent Expenses	62,060.48
R & D Expenses	382,559.34
Contractors/Retainers	226,808.82
Salaries and Wages	416,586.64
Travel	20,083.82
Total Operating Expenses	1,330,326.02
Net Operating Income	*$ (656,393.82)*
Other Income & Expenses	
Interest income	(1,327.15)
PPP Loan Forgiveness	(21,190.00)
Miscellaneous Income	(237.09)
Depreciation	2,006.52
Interest Expense	24,935.87
Taxes & Licenses	1,762.00
Net Other (Jncome) / Expense	*$ 5,950.15*
Net Income	$ **(662,343.97)**

/Tracy L. Hazzard/
Certified by Tracy L. Hazzard
Brandcasters, Inc. CEO
April 28, 2022